Filed by The Necessity Retail REIT, Inc

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: The Necessity Retail REIT, Inc.

Subject Company Commissions File No.: 001-38597

Global Net Lease and Necessity Retail REIT Release Presentation Detailing Benefits of Merger

Highlights Efficiencies, Scale and Significant Governance Overhauls

Nominated Directors of GNL and RTL Were Re-Elected by Shareholders Following the Merger Announcement with 85% GNL Shareholder Participation and 75% RTL Shareholder Participation in 2023 Annual Meeting

Boards Recommend Stockholders to Vote “FOR” proposals at Special Meetings on September 8, 2023

NEW YORK – August 28, 2023 – Global Net Lease Inc. (NYSE: GNL) (“Global Net Lease” or “GNL”) and The Necessity Retail REIT Inc. (NASDAQ: RTL) (“Necessity Retail REIT” or “RTL”) today released an investor presentation highlighting the significant benefits of the proposed merger between GNL and RTL, and the ensuing elimination of their respective external management agreements.

The presentation has been filed with the Securities and Exchange Commission and is available in the investor relations sections of GNL’s and RTL’s websites.

As announced on May 23, 2023, the merger between GNL and RTL is expected to create the third-largest listed net lease REIT with a global presence, increased footprint and more balanced sector exposures. The combined company (“GNL post-closing”) will be internally managed (including all property management functions) and, importantly, will have enhanced governance attributes which put GNL on par with leading governance structures of publicly traded REITs.

“This merger gives current and prospective shareholders a unique opportunity to realize value by owning one of the largest net lease REITs that has the potential to benefit from trading multiple expansion, given that internally managed, large scale and diversified net lease REITs trade at significantly higher multiples than either GNL or RTL trade at currently,” said Michael Weil, CEO of RTL and James Nelson, CEO of GNL.

“A fulsome process was conducted to take into account shareholder opinions and concerns, resulting in what we believe is a best in class governance platform that will oversee the merged companies. We are grateful for the majority votes in favor of our directors at both GNL and RTL following the merger announcement and view that support as a validation of our strategy.” Specific benefits highlighted include:

●	Substantial Cost Savings: It is anticipated that the merger will result in annual cost savings of approximately $54 million realized immediately at closing from the internalization, and approximately $21 million within one year.

●	Reduced Debt: GNL post-closing’s net debt to annualized adjusted EBITDA is expected to be reduced from 8.3x at the end of Q2 2023 to an estimated 7.6x at the end of Q4 2023 as a result of the merger. We expect the merger will allow us to further reduce debt over time as we strive to achieve an investment grade rating.

●	Corporate Government Enhancements: GNL post-closing will have a majority-independent, declassified Board of Directors. Internalizing management will result in the elimination of all management fees, coupled with seamless integration and no social issues. GNL will also terminate its Stockholder Rights Plan (commonly referred to as a “poison pill”) in connection with the merger.

●	Enhanced Portfolio: GNL post-closing will achieve greater diversity by geography, asset type, tenant, and industry, which we expect to provide increased stability in an ever-changing commercial real estate landscape.

●	Positioned for Growth: GNL post-closing is expected to have broadened acquisition capabilities and a larger asset base that will enable greater balance sheet flexibility and the ability to grow and optimize its portfolio.

The GNL and RTL Boards of Directors unanimously recommend that GNL and RTL stockholders vote “FOR” each of the proposals to be considered at the upcoming Special Meetings of Stockholders, which are scheduled be held on September 8, 2023.

The transaction is expected to close in September 2023, subject to the respective approvals by the stockholders of GNL and RTL, and other customary closing conditions set forth in the merger agreement.

About Global Net Lease, Inc.

Global Net Lease, Inc. is a publicly traded real estate investment trust listed on the NYSE, which focuses on acquiring a diversified global portfolio of commercial properties, with an emphasis on sale-leaseback transactions involving single tenant, mission critical income producing net-leased assets across the United States, Western, and Northern Europe.

About The Necessity Retail REIT, Inc.

The Necessity Retail REIT, Inc. is the preeminent publicly traded real estate investment trust focused on "Where America Shops", which acquires and manages a diversified portfolio of necessity-based retail single tenant and open-air shopping center properties in the U.S.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. In addition, words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” expects,” “plans,” “intends,” “would,” or similar expressions indicate a forward-looking statement, although not all forward-looking statements contain these identifying words. Any statements referring to the future value of an investment in GNL, including the adjustments giving effect to RTL merging with and into Osmosis Sub I, LLC, with Osmosis Sub I, LLC continuing as the surviving entity and wholly-owned subsidiary of GNL (the “REIT Merger”) and GNL and RTL becoming internally managed (the “Internalization Merger” and, together with the REIT Merger, the “Proposed Transactions”) as described in this press release, as well as the potential success that GNL may have in executing the REIT Merger and Internalization Merger, are also forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause GNL’s actual results, or GNL’s actual results after making adjustments to give effect to the REIT Merger and the Internalization Merger, to differ materially from those contemplated by such forward-looking statements, including but not limited to: (i) GNL’s ability to complete the proposed REIT Merger and Internalization Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Internalization Merger Agreement and REIT Merger Agreement, each dated as of May 23, 2023 relating to the Proposed Transactions, (iii) the ability of GNL to obtain lender consent to amend its Second Amended and Restated Credit Facility or any other loan agreement of GNL, if at all, or on terms favorable to GNL, (iv) risks related to the potential repeal of GNL’s Shareholder’s Rights Plan; (v) risks related to the decrease in the beneficial ownership requirements of GNL’s applicable classes and series of stock; (vi) risks related to diverting the attention of GNL’s management from ongoing business operations, (vii) failure to realize the expected benefits of the Proposed Transactions, (viii) significant transaction costs or unknown or inestimable liabilities, (ix) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay, (x) the risk that RTL’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (xi) risks related to future opportunities and plans for GNL post-closing, including the uncertainty of expected future financial performance and results of GNL post-closing following completion of the Proposed Transactions, (xii) the effect of the announcement of the proposed transaction on the ability of GNL and RTL to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships, (xiii) the effect of any downgrade of GNL’s or RTL’s corporate rating or to any of their respective debt or equity securities including the outstanding notes under the RTL Indenture; (xiv) risks related to the market value of the GNL Common Stock to be issued in the Proposed Transactions; (xv) other risks related to the completion of the Proposed Transactions, (xvi) potential adverse effects of the ongoing global COVID-19 pandemic, including actions taken to contain or treat COVID-19, on RTL, RTL’s tenants and the global economy and financial market, (xvii) the risk that one or more parties to the Internalization Merger Agreement and REIT Merger Agreement may not fulfil its obligations under the respective agreement, as well as the additional risks, uncertainties and other important factors set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of GNL’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 23, 2023, and all other filings with the SEC after that date, as such risks, uncertainties and other important factors may be updated from time to time in GNL’s subsequent reports. Further, forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as required by law.

Additional Information About the REIT Merger and Internalization Merger and Where to Find It

In connection with the Proposed Transactions, on July 6, 2023, GNL filed with the SEC a registration statement on Form S-4 (as amended on July 17, 2023), which includes a document that serves as a prospectus of GNL and a joint proxy statement of GNL and RTL (the “Joint Proxy Statement/Prospectus”). Each party also plans to file other relevant documents with the SEC regarding the Proposed Transactions. The Form S-4 became effective on July 18, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. GNL and RTL commenced mailing the definitive Joint Proxy Statement/Prospectus to stockholders on or about July 19, 2023. Investors and securityholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other relevant documents filed by GNL and RTL with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by GNL with the SEC are available free of charge on GNL’s website at www.globalnetlease.com or by contacting GNL’s Investor Relations at investorrelations@globalnetlease.com. Copies of the documents filed by RTL with the SEC are available free of charge on RTL’s website at www.necessityretailreit.com or by contacting RTL’s Investor Relations at ir@rtlreit.com.

Participants in the Proxy Solicitation

GNL, RTL, and their respective directors, executive officers and other members of management and employees of their respective advisors and their affiliates may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information about directors and executive officers of GNL is available in its proxy statement for its 2023 Annual Meeting, as incorporated by reference in the Joint Proxy Statement/Prospectus. Information about directors and executive officers of RTL is available in its proxy statement for its 2023 Annual Meeting, as incorporated by reference in the Joint Proxy Statement/Prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the Proposed Transactions. Investors should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from GNL as indicated above.

Contacts

Investors and Media:

Email: investorrelations@globalnetlease.com

Phone: (212) 415-6510